# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDALLION FINANCIAL CORP, CIK 0001000209
CUSIP: 583928106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 437 MADISON AVE 38 TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/10/2024
Filed by CIK 0000904853
Persons authorized to receive notices and communications: Howard Amster, 290 North Olive Ave #523, West Palm Beach, Florida (FL), 33401, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 606,927; shared voting power 1,398,875; sole dispositive power 606,927; shared dispositive power 1,398,875; aggregate amount beneficially owned 1,398,875 (6.1% of the class)
  Comment: Mr. Amster is deemed to be the beneficial owner of (i) 606,927 shares that are owned directly by Mr. Amster: (ii) 221,645 shares that are owned by Pleasant Lake Corp, Pleasant Lake Apts. Limited Partnership, Laughlin Holdings, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 405,130 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as trustee, Mr. Amster has either sole or shared voting and dispositive power; (iv) the 5,000 shares that are owned by the Howard M. Amster Foundation over which, Mr. Amster, as President, has either sole or shared voting and dispositive power; (v) 85,659 shares that are owned by Amster Limited Partnership, which Mr. Amster, as sole General Partner, has sole voting and dispositive power; (vi) 65,514 shares that are owned by Ramat Securities Ltd. which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power and (vii) 8,528 shares that are owned by NewAx Inc., which Mr. Amster, as authorized representative and majority owner, has sole voting and dispositive power.
  Denominator is based on the 23,067,748 shares of common stock outstanding as of November 6, 2024 as reported by the Issuer on Form 10- Q for the quarter ending September 30, 2024, as filed with the Securities and Exchange Commission on November 6, 2024
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 104,849; sole dispositive power 0; shared dispositive power 104,849; aggregate amount beneficially owned 104,849 (0.5% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 219,353; sole dispositive power 0; shared dispositive power 219,353; aggregate amount beneficially owned 219,353 (0.1% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 625; sole dispositive power 0; shared dispositive power 625; aggregate amount beneficially owned 625 (0% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 620; sole dispositive power 0; shared dispositive power 620; aggregate amount beneficially owned 620 (0% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 17,781; sole dispositive power 0; shared dispositive power 17,781; aggregate amount beneficially owned 17,781 (0.1% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 85,659; sole dispositive power 0; shared dispositive power 85,659; aggregate amount beneficially owned 85,659 (0% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 106,439; sole dispositive power 0; shared dispositive power 106,439; aggregate amount beneficially owned 106,439 (0.5% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 116,516; sole dispositive power 0; shared dispositive power 116,516; aggregate amount beneficially owned 116,516 (0.1% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- RAMAT SECURITIES LTD LLC: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 65,514; sole dispositive power 0; shared dispositive power 65,514; aggregate amount beneficially owned 65,514 (0.3% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 31,535; sole dispositive power 0; shared dispositive power 31,535; aggregate amount beneficially owned 31,535 (0.1% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- PLEASANT LAKE APARTMENTS CORP: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 280; sole dispositive power 0; shared dispositive power 280; aggregate amount beneficially owned 280 (0% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 28,777; sole dispositive power 0; shared dispositive power 28,777; aggregate amount beneficially owned 28,777 (0.1% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- HOWARD AMSTER FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,000; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.
- NEWAX INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,528; sole dispositive power 0; shared dispositive power 8,528; aggregate amount beneficially owned 8,528 (0% of the class)
  Comment: See the footnotes to the cover page for Mr. Amster.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MEDALLION FINANCIAL CORP
Address of issuer's principal executive offices: 437 MADISON AVE 38 TH FLOOR, NEW YORK, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing: HOWARD AMSTER
Residence or business address: ) The principal business address of each of the Reporting Persons is 290 North Olive #523 West Palm Beach, FL 33401-5570
Present principal occupation or employment: ) In addition to his investment-related activities, Mr. Amster serves as President of Pleasant Lake Apartments Corp., which is the General Partner of Pleasant Lake Apts. Limited Partnership, which is the Manager of Laughlin Holdings, LLC. Mr. Amster is the Majority Owner of NewAx Inc.. Mr. Amster serves as the sole trustee of the following trusts: (A) the Howard Amster 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019, (B ) the Howard Amster 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019, (C) the Howard Amster Charitable Remainder Unitrust #3 U/A DTD 05/20/2019, (D) the Howard Amster Charitable Remainder Unitrust #4 DTD 05/20/2019, (E) the Howard Amster 2019 Charitable Remainder Unitrust #7 U/A 05/20/219, (F) the Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021, (G) the Howard Amster 2022 Charitable Remainder Unitrust #1 U/A 03/09/2022. Mr. Howard Amster also is (H) the general partner of Amster Limited Partnership, (I) the majority owner of Ramat Securities, Ltd. and (J) President of the Howard M. Amster Foundation. All Reporting Persons are engaged in investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All natural Reporting Persons are United States citizens. All Reporting Persons that are entities are entities organized or formed under the laws of the State of Ohio other than Laughlin Holdings LLC, which is a Delaware limited liability company, and NewAx Inc. which is a Delaware Corporation

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of December 18, 2024, the reporting persons had, in the aggregate $11,377,111.77 to acquire 1,389,403 hares of the Common Stock of the Issuer. The Reporting Persons used personal funds and working capital for such purchases
The Reporting Persons may effect purchases of securities primarily through margin accounts maintained for them with RBC Capital Markets LLC and Interactive Brokers LLC, which may extend margin credit to the Reporting Persons as and when required to open and carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules, and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debt balances in the accounts

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock for investment purposes
While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions, or otherwise.
Depending on their assessment of the forgoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. In addition, they may, at their discretion purchase additional Common Stock of the Issuer.
Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities or the disposition by the Reporting Persons of securities of the Issuer, other than described above, (b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries,(d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuer's Board of Directors (e) any other material change in the present capitalization or dividend policy of the issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws, or instruments corresponding therto or any other actions which may impede the acquisition of control of the issuer by any person, (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act, or (j) an action similar to those enumerated above.
Except as set forth above, no Reporting Person has any present plan or proposal which relate to or would result in any matters set forth in paragraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or or such as would occur upon in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis,. Depending on various factors, including, without limitation, the Issuer's financial condition, the price levels of the shares of its Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the issuer as they deem appropriate, including, without limitation, engaging in communications with management and Board of Directors, of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer, and the Reporting Persons' holding of the Issuer's Common Stock, including potential business combinations or dispositions, involving the Issuer or certain of its businesses, making recommendation or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial position and/or operational performance, purchasing additional shares of Common Stock, engaging or short selling or hedging or similar transactions with respect to shares of Common Stock, including swaps and other derivative instruments, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on December 17, 2024
.. All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.

Date Shares Purchased Per Share Total Price Purchaser
12/10/24 7,400 $9.92 $73,436.04 Howard Amster
12/10/24 8,100 $9.92 $80,379.72 Howard Amster 2019 CRUT 1
12/10/24 63,398 $9.92 $629,043.54 Howard Amster 2019 CRUT 7
12/11/24 60,240 $10.16 $612,315.38 Howard Amster
12/11/24 1,975 $10.16 $20,101.45 Howard Amster 2019 CRUT 1
12/11/24 36,300 $10.16 $368,977.85 Howard Amster 2019 CRUT 7
12/11/24 8,485 $10.16 $86,256.07 Howard Amster 2021 CRUT 3
12/12/24 14200 $10.29 $146,212.54 Howard Amster
12/12/24 58,443 $10.29 $601,747.32 Amster Limited Partnership

For the shares purchased on 12/10/24, the trading range was 9.70-10.00
For the shares purchased on 12/11/24, the trading range was 9.95-10.32
For the shares purchased on 12/12/24, the trading range was 10.10-10.37
Other persons with the right to receive dividends or sale proceeds: ) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no contracts, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set forth in Items 2 and 4 above.
The Reporting Persons entered into a joint filing agreement (the Joint Filing Agreement) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7. Material to Be Filed as Exhibits.
Exhibit EX.1 Joint Filing Agreement
(SIGNATURE PAGE FOLLOWS)

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (12/18/2024)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT PLEASANT LAKE CORP ITS GENERAL PARTNER (12/18/2024)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (12/18/2024)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (12/18/2024)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (12/18/2024)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (12/18/2024)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, TRUSTEE (12/18/2024)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (12/18/2024)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE CORP GENERAL PARTNER OF PLEASANT LAKE APARTMENTS LTD MANAGING MEMBER (12/18/2024)
- RAMAT SECURITIES LTD LLC: HOWARD AMSTER, AUTHORIZED REPRESENTATIVE (12/18/2024)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: HOWARD AMSTER, TRUSTEE (12/18/2024)
- PLEASANT LAKE APARTMENTS CORP: HOWARD AMSTER, PRESIDENT (12/18/2024)
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (12/18/2024)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (12/18/2024)
- NEWAX INC.: HOWARD AMSTER, AUTHORIZED REPRESENTATIVE (12/18/2024)